SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2006

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

Genesys Conferencing

Vienna, VA and Mississauga, Ontario (Canada) – December 5, 2006 – Genesys Conferencing Ltd (NASDAQ: GNSY), announced today the decision of the Board of Directors to redeem the exchangeable shares of Genesys Conferencing Ltd. in accordance with their terms, effective at the close of business on February 6, 2007.

3054344 Nova Scotia Limited has informed Genesys Conferencing Ltd. that it intends to exercise its redemption call right and purchase all of the Genesys Conferencing Ltd. exchangeable shares (other than those held by Genesys S.A. or any of its affiliates) as of the redemption date. On the redemption date, holders will be entitled to receive 1.3 common shares of Genesys S.A. for each exchangeable share held, less any amounts which must be withheld under any applicable tax law, in payment of the total purchase price.

Under the conditions of the exchangeable shares, on and after February 6, 2007, the holders of the Genesys Conferencing Ltd. exchangeable shares will cease to be holders of such shares. Upon surrender of certificates representing the exchangeable shares, on and after February 6, 2007 such holders shall be considered and deemed for all purposes to be the holders of the common shares of Genesys S.A. to which they are entitled.

Genesys Conferencing

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

At Genesys Conferencing

Andrew G Lazarus

Executive Vice President, Chief Financial Officer

Phone: +1 703-749-2500

andrew.lazarus@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703-749-2500

marine.pouvreau@genesys.com

Genesys Conferencing. November 15, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2006

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer